Exhibit 4.3

BLOCKSTACK	STACKS

Blockstack Token Voucher

Legal Name
up to
Email Address	Stacks
Your Blockstack Voucher Number
Issued by Blockstack Token LLC	Price (USD) $ 0.12

Keep Your Blockstack Token Voucher Safe

Save your Blockstack Token PDF for redemption at a later date. The Blockstack team will email you in the coming months with information on how to redeem your voucher for Blockstack Tokens.  Presentation of government ID that matches the legal name on this voucher is required upon purchase. Individuals who do not present a matching government ID to legal name during the specified time period will not be able to redeem their voucher. Please visit https://blockstack.com/redeem for the latest update on redemption timing and information.

The voucher is not a promise or guarantee that the holder will receive Blockstack Tokens. Blockstack will determine in its discretion when and if it will honor the voucher, which in any event will only occur after Blockstack determines that it will treat the tokens as non-securities.